UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13 a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2013

Perusahaan Perseroan (Persero)

PT Telekomunikasi Indonesia, Tbk

(Exact name of Registrant as specified in its charter)

Telecommunications Indonesia

(A  state-owned public limited liability Company)

(Translation of registrant’s name into English)

Jl.  Japati No. 1 Bandung 40133, Indonesia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F [x]            Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes [ ]           No [x]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes [ ]           No [x]

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf by the undersigned, thereunto duly authorized.

Perusahaan Perseroan (Persero)
PT Telekomunikasi Indonesia, Tbk.

(Registrant)

Date	2 August, 2013	By	/s/ Honesti Basyir
(Signature)

Honesti Basyir
Director of Finance

INFORMATION TO INVESTORS

 No. Tel.156/PR000/COP-A0070000/2013

SALE OF PT TELEKOMUNIKASI INDONESIA (PERSERO), TBK’S SHARES

ACQUIRED THROUGH SHARE BUY BACK PROGRAM

In compliance with Rule No.XI.B.2 on Shares Buyback of Shares Issued by Issuers or Public Companies, as attached to Decision of the Chairman of the Capital Market and Financial Institutions Supervisory Agency No.Kep-105/BL/2010 dated 13 April 2010, PT Telekomunikasi Indonesia (Persero), Tbk (“Company”), domiciled in Bandung, hereby informs that on 29 July 2013, the Company successfully sold 211,290,500 shares which are part of the treasury stocks of the Company.

The Company carried out the sale of these treasury stocks on 30 July 2013 as follows:

1.	Purchaser
	a.	PT Bahana Securities, having its address at Graha Niaga, 19th Floor, Jalan Jenderal Sudirman Kav. 58, Jakarta 12190 Indonesia ("Bahana Securities");
	b.	PT Danareksa Sekuritas, having its address at Jalan Medan Merdeka Selatan No. 14 Jakarta 10110, Indonesia ("Danareksa Sekuritas");
	c.	PT Mandiri Sekuritas, having its address at Plaza Mandiri, 28th Floor, Jalan Jenderal Gatot Subroto Kav. 36-38, Jakarta 12190, Indonesia ("Mandiri Sekuritas"); and
	d.	Credit Suisse (Hong Kong) Limited, having its address at International Commerce Centre, Level 88, One Austin Road West, Kowloon, Hong Kong ("Credit Suisse").

Bahana Securities, Danareksa Sekuritas and Mandiri Sekuritas are Purchasers which are affiliated parties to the Company because they are controlled, directly or indirectly, by the same controller, which is the Republic of Indonesia. Credit Suisse is not an affiliated party to the Company.

2.	Price

The selling price was Rp11,400 per share, which is not lower than Rp8,657 per share which is the average repurchase price of treasury stock,  Rp11,288 per share which is the average closing price for the last 90 (ninety) days before the sale, and Rp11,400 per share, which is the closing price on the day before the selling date.

For further information, please contact:

Hendra Purnama

Acting Vice President Investor Relations

PT Telekomunikasi Indonesia, Tbk

Tel : 62-21-5215109

Fax : 62-21-5220500

Email : investor@telkom.co.id

Website: www.telkom.co.id

PT Telekomunikasi Indonesia,  Tbk ("Telkom") is the largest telecommunication and network provider in Indonesia. Serving millions of customers nationwide, we provide a strong portfolio of information and communication services, including fixed wireline and fixed wireless telephone, mobile cellular, data and internet, and network and interconnection services, directly or through our subsidiaries. We have broadened our business portfolio to encompass TIMES – telecommunications, information, media, edutainment and services. Telkom’s shares are listed in the Indonesian Stock Exchange (IDX: TLKM) and its American Depository Shares are listed in the New York Stock Exchange (NYSE: TLK) and London Stock Exchange (LSE: TKIA).